September 13, 2017

Terence O’Brien

Branch Chief

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Univar Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 4, 2017
File No. 1-37443

Dear Mr. O’Brien:

This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated August 10, 2017, relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 28, 2017, the Registrant’s Definitive Proxy Statement on Schedule 14A filed March 17, 2017 and the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 filed on August 4, 2017. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment. The Registrant notes that it did not receive the letter on August 10, 2017 and was not aware of the letter until September 1, 2017. The Registrant contacted the Staff on September 5, 2017 and determined that the letter was not received by the Registrant because the email sending the letter to the Registrant was sent to an incorrect email address. The Staff agreed to extend the period given to the Registrant to respond to the comments contained in the letter to September 15, 2017.

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) comments from the Staff or changes to

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disclosure in response to comments from the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Registrant may not assert comments from the Staff as a defense to a proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2016

Selected Financial Data, page 40

1.	In your letter dated July 29, 2016, you agreed to provide additional disclosure in your reconciliation of net (loss)/ income to Adjusted EBITDA related to the adjustment for pension mark to market actuarial gains/losses in periods in which such gains/losses are recognized. More specifically, you agreed to disclose what the adjustment represents, clarify how you account for these actuarial gains and losses in your historical financial statements, and provide quantitative context for the actual and expected plan asset returns.

Further, you agreed to disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure, as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure. However, we did not note this additional disclosure in your Form 10-K for the year ended December 31, 2016. Please advise.

In response to the Staff’s comment, the Registrant respectfully confirms that the disclosure will be included in its Form 10-K for the year ended December 31, 2017. For the three months ended December 31, 2016, the Registrant included the agreed disclosure in Schedule F of the Registrant’s press release and 8-K furnished on February 22, 2017, however inadvertently omitted such disclosure in the Form 10-K for the year ended December 31, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Estimates, page 63

Goodwill, page 63

2.

In light of the current prolonged drop in oil prices and consequential decrease in demand for certain products including high-value specialized blended products used in hydraulic fracking operations, you narrowed your product line and service offering by curtailing certain highly specialized products and services that were being produced and sold to oil and gas customers. As a result,

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you ceased operations at three production facilities and determined that a triggering event had occurred with respect to assessing the recoverability of your long lived assets. Your impairment analysis resulted in the recording of an impairment charge of $113.7 million related to intangible assets and $16.5 million related to property, plant and equipment compared to your operating income of $86.4 million and loss before income taxes of $79.6 million during the year ended December 31, 2016. Please tell us what consideration you gave to these same factors in your goodwill impairment analysis and how you were able to conclude that the fair value exceeded the carrying value for all reporting units with goodwill balances. Your explanation should identify and address the specific operating segments and reporting units that have oil and gas customers.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the prolonged drop in oil prices, which has had an impact on the price of products sold into many end markets, as well as the decrease in demand for products used in hydraulic fracking operations, were considerations in the annual goodwill test for each of our reporting units, which are equal to the Registrant’s external reporting segments.    The Registrant will include a definition of its reporting units in Form 10-K for the year ending December 31, 2017. As noted in the Registrant’s Form 10-K, the Registrant performed its annual goodwill test as of October 1, 2016.

The impairment that was recognized in the third quarter of 2016 was specific to an asset group that was acquired with a business almost entirely dedicated to high-value specialized blended products used in fracking.    The Registrant revised its approach to servicing fracking customers in the upstream oil and gas end market which included significantly narrowing the products and services being provided by this business, resulting in the carrying amount of the identifiable intangibles and property, plant, and equipment of the asset group to exceed its fair value. This asset group is included in the USA reporting unit and its revenue and assets represent less than 3% of the total of that reporting unit for goodwill purposes. As such, the Registrant concluded that while the revision to its upstream oil and gas business operating plan impacted the asset group level, it did not rise to be a significant factor for the reporting unit’s goodwill Step 0 impairment test.

Definitive Proxy Statement

Compensation Discussion and Analysis

3.	You disclose that you benchmark compensation against the disclosed peer group. Please disclose the level at which you benchmark each element of compensation, as compared to the peer group, and discuss specifically how actual compensation compared to those benchmarks. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

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In response to the Staff’s comment, the Registrant respectfully advises the Staff that the peer group benchmarking and market compensation data are used as reference points in the Compensation Committee’s overall assessment of the competitiveness of our executive compensation but not to target a specific level or percentile of compensation. Although the Compensation Committee annually reviews the competitiveness of our executive compensation program and the individual elements of compensation paid to our named executive officers, including salary, annual incentives and long-term incentives, the Compensation Committee did not make any particular adjustments to the compensation paid to the named executive officers in 2016 based solely on the peer group and market compensation data. In determining actual compensation amounts and totals, the Compensation Committee uses its discretion and considers other factors, in addition to the peer group and competitive market data, such as the responsibilities, performance, contributions and experience of each named executive officer. As noted in the proxy, in conducting this annual review and in making these determinations, the Compensation Committee considers the analysis and advice of its independent external advisor.

In future proxy statements, if applicable, we will disclose in more detail how we use peer benchmarking in determining executive compensation.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Financial Statements

Note 4- Other Operating Expenses, Net, page 8

4.	You incurred $20.6 million of business transformation costs compared to your pre-tax income of $62.8 million for the six months ended June 30, 2017. The only disclosures provided related to these costs appear to be that they were incurred to support the transformation of the US business. We also note that you exclude these costs from your determination of Adjusted EBITDA. Please provide the disclosures required by ASC 420-10-50 and SAB Topic 5:P.4 related to these transformation costs. Please ensure your disclosures specifically address the nature of these costs including the transformation that you are referring to and whether you expect to incur additional costs related to this transformation.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the business transformation costs disclosed within “Note 4 – Other operating expenses, net” included in the Registrant’s quarterly report on Form 10-Q for the six

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months ended June 30, 2017 does not fall under ASC 420-10-50 and SAB Topic 5:P.4 guidance. The business transformation costs represent comprehensive strategic advisory costs that focus on salesforce and operational effectiveness for what was later named the Registrant’s “Organize To Win” initiative. As noted in the Investor Day presentation and Form 8-K furnished on May 15, 2017, this initiative aligns the Registrants salesforce, supply chain and support functions around customer needs. The outcome of this work may result in future exit or disposal activities as outlined within ASC 420-10-50 and SAB Topic 5:P.4, but the Registrant has not yet identified actions that would require disclosure under this guidance. If such actions are made in the future, the Registrant will provide the required disclosures as it has for past actions in footnote 5 of its financial statements included in its annual or quarterly reports.

Additionally, the Registrant notes these non-recurring expenses are excluded from Adjusted EBITDA consistent with how Adjusted EBITDA is defined in the Registrant’s credit agreements. The Registrant believes that the use of Adjusted EBITDA improves the comparability of results from period to period when a significant item disproportionately effects a given period.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Tracie Mariner
Nudrat Salik
Sergio Chinos
Jay Ingram
Securities and Exchange Commission
Carl J. Lukach
Jeffrey W. Carr
Univar Inc.